UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: October 2014

Commission File Number: 001-36136

CBD Energy Limited

(Exact name of registrant as specified in its charter)

Suite 2-Level 2

53 Cross Street

Double Bay, Sydney, NSW 2028

AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F ☒                        Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Unregistered Sales of Equity Securities/Redemption of Series A Preferred Shares

Reference is made to the Offering of Series B Cumulative Convertible Preferred Shares (“Series B Shares”) initially described in the Report on Form 6-K filed on July 30, 2014 by CBD Energy Limited (the “Company”) and the update on the Offering filed on Report 6-K on August 20, 2014 that reflected the increase in Series B Preferred shares issuable under the Offering to 5,000 and the reduction in conversion price to $3.00 per ordinary share. As of the date of this Report on Form 6-K (the “Report”), the Company has issued an aggregate of 4,584 Series B Shares. Warrants issued pursuant to the Offering total 416,667.

Subsequent to the closing of its public offering of ordinary shares on June 18, 2014, CBD has issued 275,000 shares as consideration for services, 500,000 ordinary shares to the vendors of Green Earth Developers, LLC (GED) as part consideration for the acquisition of GED, and 587,500 ordinary shares on conversion of 235 Class A Preferred Shares. The issuance of these ordinary shares was not registered under the Securities Act of 1933, as amended (the “Securities Act”). The Company is relying on exemptions from the registration requirements of the Securities Act provided under Regulation S and Section 3(a)(9) of the Securities Act, which exemptions the Company believes are available because the securities were not offered pursuant to a general solicitation and because of the status of the recipients as accredited investors. As of the date of this Report, the Company has6,080,632 Ordinary Shares outstanding.

The Company has utilized some of the proceeds from subscription of its Series B Shares to redeem, for face value, the 200 remaining Series A Convertible Preferred Shares and, as of the date of this Report, no Series A Preferred Shares remain outstanding.

Departure Of Directors; Appointment Of Directors; Appointment And Change In Status Of Certain Officers

Effective July 18, 2014 Todd Barlow resigned from the Company’s Board of Directors (the “Board”). Prior to his resignation Mr. Barlow served as a non-executive director. There was no disagreement between Mr. Barlow and the Company or its Board at the time of his resignation.

Effective August 5, 2014, Luisa Ingargiola was appointed as a non-executive member of the Board the holders of a requisite majority of the Company’s Series B Shares in accordance with the rights of the Series B Shares to appoint one member of the Company’s Board. There were no formal relationships between Ms. Ingargiola and any director, executive officer or person nominated or chosen to become a director or executive officer and there were no transactions involving Ms. Ingargiola that would require disclosure under Item 404(a) of Regulation S-K or that would disqualify her from being deemed to be independent under Section 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon joining the Board, Ms. Ingargiola was appointed to the Company’s Audit Committee and Compensation Committee.

Effective October 3, 2014, Mr. Richard Pillinger, who had been the Company's Chief Financial Officer since October 2011, was appointed to the position of Senior Vice President, Australia, Asia & the United Kingdom. Mr. Pillinger has been effecting an orderly transition of his former responsibilities to Mr. Jeffrey A. Tischler (see below). Mr. Pillinger remains the Company’s Corporate Secretary.

Effective October 4, 2014, Mr. Jeffrey A. Tischler was appointed the Company’s Chief Financial Officer.  Prior to joining the Company, Mr. Tischler was a Principal with Prospect Capital.  Previously he held the position of CFO for LandAmerica Financial Group, which was a NYSE-listed company formed with the merger of Commonwealth Land Title and Lawyers Title.  Before that he held various management positions, including Vice President-Financial Planning & Analysis for Reliance Group Holdings.  Mr. Tischler is a Certified Public Accountant, registered in the State of New York, and began his career in public accounting with KPMG.  He holds two degrees from University of Rochester, a BA in Economics and an MBA in Finance and Accounting from the University’s William E. Simon School of Business.

Effective as of October 21, 2014, the Company’s Directors appointed William Morro as non-executive Chairman of the Board and Chairman of its Executive Committee, which Committee was formed on October 7, 2014 and which Committee has been granted the authority of Managing Director. Mr. Morro, who joined the Company’s Board in February 2014, also serves on the Company’s Compensation Committee and chairs its Audit Committee.

Effective October 23, 2014, Mr. Carlo Botto, an Executive Director, was appointed to the Board’s Executive Committee.

Effective October 23, 2014, the disinterested members of the Board acted unanimously to accept the request of Gerard McGowan, the Company’s Executive Chairman and Managing Director, to take a 30-day leave of absence and to not exercise his powers as a director while the Audit Committee conducts its review of potential improprieties and irregularities discussed under the heading “Notice of Material Control Weaknesses and Investigation of Possible Contraventions of the Corporations Act.”

Ms. Ingargiola is currently Chief Financial Officer and a member of the Board of Directors of another company that is traded on NASDAQ. Due to the Company’s current circumstances and the demands thus currently being placed on the Board, Ms. Ingargiola resigned as a director on October 23, 2014 due to concerns that she could not give adequate time to both her role with this other publicly-traded company and her role with the Board. There was no disagreement between Ms. Ingargiola and the Company or its Board at the time of her resignation and Ms. Ingargiola has agreed to serve as an advisor to the Company and its Board.

Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

On October 23, 2014, the Audit Committee, after discussions with PricewaterhouseCoopers (“PwC”), the Company’s independent registered public accounting firm, determined that there was sufficient uncertainty about the accuracy of disclosures about related-party transactions involving its Executive Chairman and Managing Director, Mr. McGowan, that its previously issued audited financial statements for the fiscal years ended June 30, 2013 and 2012 should no longer be relied upon. The Audit Committee is exploring the uncertainties and, if required, the Company will file restated audited financial statements for its 2012 and 2013 fiscal years as soon as practicable. The Company is not currently aware of any accounting errors requiring adjustment to any prior period audited financial statements, however, there can be no assurances that the Company or PwC will not find accounting errors requiring adjustments or amended disclosures applicable to those or earlier periods.

On October 23, 2014, the Audit Committee determined that the interim financial statements as of and for the six months ended December 31, 2013 should no longer be relied on because of uncertainty about:

-	the accuracy of disclosures about related-party transactions occurring during the period and involving Mr. McGowan;

-	whether there is an expectation of the Company realizing full value or any value from a payment made in December of approximately $680,000 that was recorded as a deposit during the period and included in current assets and, if an impairment is warranted, when that impairment should have been applied;

-	the adequacy of disclosures regarding goodwill and the possibility that an impairment of goodwill might be appropriate;

-	whether the capitalization of certain payments related to the costs of issuing retail bonds in the United Kingdom, currently believed by the Company to be, in the aggregate, up to approximately £575,000, was appropriate giving effect to the specific requirements of AASB139 Financial Instruments: Recognition and Measurement and, if not, whether some or all of the amount capitalized should be recognized as an expense during the period;

-	whether some of the expenses recorded during the period should be classified in different categories; and

-	whether other provisions and additional expenses that could be material may need to be recognized in the period that cannot be estimated at this time.

The Audit Committee is exploring the uncertainties affecting the financial statements as of and for the six months ended December 31, 2013 and, if warranted, the Company will disclose adjustments thereto as soon as practicable.

Notice of Material Control Weaknesses and Investigation of Possible Contraventions of the Corporations Act

The Audit Committee has received notices from PwC that PwC has identified material weaknesses in financial controls and has identified the possibility of misconduct and contraventions of the Australian Corporations Act 2001 (Cth) (the “Act”) by the Company and involving the Company’s Executive Chairman and Managing Director, Mr. McGowan. The Audit Committee is actively exploring these allegations and has taken interim measures to mitigate financial control weaknesses. Mr. McGowan volunteered to take a 30-day leave of absence and to not exercise his powers as Director while the Audit Committee conducts its review. The Board accepted Mr. McGowan’s proposal and his period of leave commenced October 23, 2014. Mr. McGowan has also committed to cooperate fully with the Audit Committee during his leave to facilitate the review process. As described elsewhere in this Report, Mr. Morro has been elected as non-executive Chairman and Chairman of the Executive Committee. The Executive Committee is providing executive direction to the Company during Mr. McGowan’s leave and expects no interruption in the Company’s operations or activities as a result of Mr. McGowan’s leave.

In addition to the potential impact on the audited Financial Statements for fiscal years 2012 and 2013, and the interim unaudited Financial Statements as of and for the six months ended December 31, 2013, the outcome of the ongoing review by the Audit Committee affects the schedule for finalizing the Company’s financial statements as of and for the fiscal year ended June 30, 2014 and which are currently in the process of audited review by PwC. The audit thus cannot be completed until the Audit Committee investigation concludes. While the Audit Committee is making every effort to finalize its investigation by October 31, 2014, there is no assurance that it will be able to do so because of matters outside of its control. Consequently, the filing of the Company’s annual report on Form 20-F is expected to be delayed beyond the statutory due date and the extent of this delay cannot be quantified at this time.

On October 23, 2014, the Company disclosed to the NASDAQ Stock Market LLC (“NASDAQ”) (i) that its financial statements cannot be relied upon as described elsewhere in this Report , (ii) that the Audit Committee is conducting a formal review of the matters raised by PwC and the events that gave rise to such conclusion; and (iii) the likelihood that the Company will be unable to file its annual report by the regulatory deadline for doing so. Nevertheless, the Company has requested that NASDAQ allow it to remain listed. In circumstances where a company is deficient in its filing obligations, NASDAQ has the latitude to allow the Company’s shares to remain listed for a period of time up to a maximum period of 360 days, subject to meeting various NASDAQ requirements including, without limitation, submission and acceptance by NASDAQ of a plan to regain compliance. NASDAQ has considerable discretion in making a determination to continue the listing of a delinquent company and there is no assurance as of the date of this Report that the Company’s listing will be continued or that NASDAQ will not require a halt in trading.

The possibility of contraventions of the Act and other illegal conduct could:

-	could cause the Company to be subject criminal or civil litigation;

-	cause further changes in management; and

-	inhibit or preclude the Company from being able to raise additional debt or equity that is necessary immediately to sustain continuing operations.

While the Company intends to make every effort to cooperate with authorities and remediate disclosure deficiencies in an effort to avoid adverse outcomes, there is no assurance that it will be successful in doing so.

Forward-Looking Statements

This Report contains forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, completion of the restatements described above. Other risks and uncertainties include, but are not limited to, those discussed under the heading “Risk Factors” in the Company’s Prospectus that was declared effective on June 12, 2014. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as result of new information, future events or otherwise.

Press Releases

On August 5, 2014, the Company issued a press release related to the appointment of Ms. Ingargiola, a copy of which is attached as Exhibit 99.1 to this Report on Form 6-K.

On October 1, 2014, the Company issued a press release announcing the appointment of Mr. Tischler as CFO and the changes in management responsibilities for Mr. Pillinger. This press release also prematurely announced the addition of Kevin Pollack to the Board, an appointment that was not consummated.

On October 24, 2014, the Company issued a press release announcing Mr. McGowan’s leave of absence, the non-reliance on previously issued financial statements, and the Audit Committee’s review of potential improprieties and irregularities discussed above under the heading “Notice of Material Control Weaknesses and Investigation of Possible Contraventions of the Corporations Act.”

The information contained in the press releases attached as Exhibits hereto are being furnished to the Commission and shall not be deemed incorporated by reference into any of the Registrant’s registration statements or other filings with the Commission.

Exhibit Table

99.1	Press Release issued by CBD Energy Ltd dated August 5, 2014, announcing the appointment of Luisa Ingargiola to the Company’s Board.

99.2	Press Release issued by CBD Energy Ltd dated October 1, 2014, announcing executive and board changes.

99.3	Press Release issued by CBD Energy Ltd dated October 24, 2014, announcing Mr. McGowan’s leave of absence, the non-reliance on previously issued financial statements, and the Audit Committee’s review of potential improprieties and irregularities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited

October 24, 2014	By:	/s/ Richard Pillinger
Richard Pillinger Corporate Secretary